UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43415

Instinct Bio Technical Company Holdings Inc.

(Registrant’s Name)

3rd Floor West Side Gotanda bldg.

6-2-7 Nishi Gotanda, Shinagawa-ku,

Tokyo 1410031, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in this Form 6-K Report

On July 29, 2026, Instinct Bio Technical Company Holdings Inc. (the “Company”) announced that it had entered into an agreement with a local Indonesian physician, Dr. Mario Damianus Daniel Hadinoto, in connection with the Company’s proposed launch of its Japanese aesthetic healthcare brand “GENRÊVER CLINIC” in Indonesia through a subscription-model membership beauty clinic business. As described in the press release, the Company plans an initial investment of approximately US$1 million to establish an initial five directly operated clinic locations across major Indonesian metropolitan areas. A copy of the press release is attached hereto as Exhibit 99.1.

The information contained in this Report on Form 6-K, including Exhibit 99.1 furnished herewith, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

INDEX TO EXHIBIT

Exhibit No.	Description
99.1	Press Release dated July 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instinct Bio Technical Company Holdings Inc.

Date: July 29, 2026	By:	/s/ Tomoki Nagano
	Name:	Tomoki Nagano
	Title:	Chief Executive Officer and Director